300 North LaSalle Street Chicago, Illinois 60654
Gerald T. Nowak, P.C. To Call Writer Directly: (312) 862-2075 gerald.nowak@kirkland.com	(312) 862-2000 www.kirkland.com	Facsimile: (312) 862-2200

July 8, 2013

Via EDGAR Submission and Overnight Delivery

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Mara L. Ransom
Scott Anderegg
Jarrett Torno
James Allegretto

	Re:	NRG Yield, Inc.
Amendment No. 1 to Registration Statement on Form S-1
(File No. 333-189148), filed on June 21, 2013

Ladies and Gentlemen:

Pursuant to the requirements of the Securities Act of 1933, as amended, and Regulation S-T thereunder NRG Yield, Inc., a Delaware corporation (the “Company”), has today filed with the Securities and Exchange Commission (the “SEC”) an Amendment to its Registration Statement on Form S-1, which amends Amendment No. 1 to the Registration Statement filed on June 21, 2013.

On behalf of the Company, we are writing to respond to the comments raised in the letter to the Company, dated July 1, 2013 of the staff of the SEC (the “Staff”).  The Company’s responses below correspond to the captions and numbers of those comments (which are reproduced below in italics).  For your convenience, paper copies of the Registration Statement will be delivered to each member of the Staff referenced above, and those copies will be marked to show changes from Amendment No. 1 to the Registration Statement submitted to the SEC on June 21, 2013.  Where applicable, we have also referenced in the Company’s responses set forth below the appropriate page number of the revised prospectus contained in the Registration Statement (the “Prospectus”) that addresses the Staff’s comment.  Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Prospectus.

Hong Kong	London	Los Angeles	Munich	New York	Palo Alto	San Francisco	Shanghai	Washington, D.C.

Summary Historical and Pro Forma Financial Data, page 25

1.                                      We note on page 26 you have included pro forma interest expense of $15 million for the 3 months ended March 31, 2013, and that income statement currently does not foot. Further, it does not agree to interest expense within your reconciliation to Adjusted EBITDA on page 28. Please revise or advise.

Response:   In response to the Staff’s comment, the Company has revised the disclosure on page 26 of the Prospectus to reflect pro forma interest expense of $5 million for the three months ended March 31, 2013, as there is no pro forma impact to interest expense from the transaction.  As a result, the net income should foot correctly. Further, this revised disclosure conforms to interest expense within our reconciliation to Adjusted EBITDA.

2.                                      We note your use of Net income as the most directly comparable GAAP financial measure in your reconciliation to Adjusted EBITDA on page 28, which is consistent with Question 103.02 of our Compliance and Disclosure Interpretations on Non-GAAP financial measures on our website. However, it appears that you have utilized Net income attributable to Yield Inc. in the Pro Forma columns within the Net Income line item of your reconciliation to Adjusted EBITDA whereas Non-Pro Forma columns utilize Net Income. Please explain or revise.

Response:    In response to the Staff’s comments, the Company has revised the disclosure on page 28 of the Prospectus to begin the reconciliation to Adjusted EBITDA from Net Income for the pro forma periods.

We hope that the foregoing has been responsive to the Staff’s comments.  Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (312) 862-2075 or, in my absence Paul Zier at (312) 862-2180.

Sincerely,

/s/ Gerald T. Nowak, P.C.

Gerald T. Nowak, P.C.

cc:	David W. Crane
Brian Curci
NRG Yield, Inc.